Exhibit 99.4

ADSs: American Depositary Shares. ADS CUSIP No.: 27888P104. ADS Record Date: November 6, 2020. Meeting Specifics: Annual General Meeting to be held on Friday, December 11, 2020 at 10:00 a.m. (local time) at 2/F, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China (the “ Meeting ”). Meeting Agenda: Please refer to the Company’s Notice of Annual General Meeting and other relevant documents on the Company’s website: https://ir.ecmoho.com . ADS Voting Deadline: On or before 10:00 A.M. (New York City time) on December 4, 2020. Deposited Securities: Class A ordinary shares, par value US$0.00001 per share (the “ Shares ”), of ECMOHO Limited, an exempted company limited by shares incorporated and existing under the laws of the Cayman Islands (the “ Company ”). ADS Ratio: Four (4) Shares to one (1) ADS. Depositary: Citibank, N.A. Custodian of Deposited Securities: Citibank, N.A. - Hong Kong. Deposit Agreement: Deposit Agreement, dated as of November 13, 2019, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder. To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on December 4, 2020 . Time Sensitive Materials Depositary’s Notice of Annual General Meeting of ECMOHO Limited

The Company has announced that the Meeting will be held at the date and time and in the manner identified above. For a copy of the Notice of Annual General Meeting and other relevant documents can be retrieved at the Company’s website: https://ir.ecmoho.com . The information with respect to the Meeting and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances ( e.g., an adjournment or can - cellation of the Meeting, and change in manner of holding the Meeting). The Company intends to announce any changes and updates only on its website https://ir.ecmoho.com . We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the ADS Voting Instructions as it is not expected that any addi - tional information will be distributed to you via mail or email. The enclosed materials are provided to allow you to vote at the Meeting. The Company has requested the Depositary to provide you with instructions on the voting process. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner speci - fied by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such vot - ing instructions timely received from Holders of ADSs. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affect - ed. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in Section 4.10 of the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. The information enclosed herewith with respect to the Meeting has been provided by the Company. Citibank, N.A. is for - warding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below. If you have any questions concerning the enclosed material or if you need further explanation of the matters covered therein, please call Citibank, N.A. - ADR Shareholder Services toll - free at 877 - CITI - ADR (877 - 248 - 4237). Citibank, N.A., as Depositary